Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

CIO JOURNAL

Quantum Computing Companies Are in a Race to Go Public

The number of publicly traded pure-play quantum firms could triple this year as companies race to capitalize on investor enthusiasm

By Isabelle Bousquette

April 27, 2026 7:00 am ET

Infleqtion CEO Matt Kinsella rings the opening bell at the New York Stock Exchange. BRENDAN MCDERMID/REUTERS

Quick Summary

●	Three quantum computing companies recently went public, and more plan to, reflecting strong investor appetite for quantum assets.

●	Public markets offer quantum companies higher valuations and capital to fund talent and technology development, according to analysts.

●	Renewed U.S. government interest and new quantum AI models from Nvidia are legitimizing the quantum computing space.

This summary was generated with AI and reviewed by an editor. Read more about how we use artificial intelligence in our journalism.

It could be years until quantum computing delivers on its promise to revolutionize everything from financial trading to drug discovery. But that’s not stopping the companies developing quantum hardware and software from speeding headlong into the public markets.

Three different quantum computing companies—Infleqtion, Xanadu and Horizon Quantum—have gone public in recent months, while another five have announced plans to do so later this year. By contrast, before this year, there were only four pure-play public quantum companies: D-Wave, Rigetti Computing, IonQ and Quantum Computing Inc.

“There’s so much appetite for quantum assets in this market right now,” said Antoine Legault, VP of equity research at Wedbush Securities. “If you have quantum in your company name, you’re worth at least $1 billion from the get go.”

That enthusiasm is helping upstarts nab much higher valuations than they could get on the private markets, he said. And it is funding their ability to poach in-demand talent and build the tech that could ultimately make them first to market with a truly game-changing quantum computer, a development that could be worth tens of billions in addressable market, said Legault.

“Strike while the iron’s hot, and the proverbial iron’s really hot in quantum right now,” Legault said.

Xanadu founder and Chief Executive Christian Weedbrook said the company’s decision to go public was a matter of how much money it could raise and how fast. “Time is of the essence,” he said. “It is a bit of a race.”

For Infleqtion, “We wanted to make sure that, if this was our chance to raise the capital we needed, we got ahead of it,” CEO Matt Kinsella said.

The Quantum Pure-Plays Go Public

	COMPANY NAME	YEAR FOUNDED	HQ	NO. OF EMPLOYEES	PUBLIC LISTING DATE	LATEST VALUATION / MARKET CAP*
Public Veterans	Quantum Computing Inc.	2018	Hoboken, N.J.	188	2021	$2.2 billion
	IonQ	2015	College Park, Md.	1,132	2021	$17.3 billion
	D-Wave	1999	Palo Alto, Calif. (moving to Boca Raton by end of 2026)	395	2022	$7.9 billion
	Rigetti	2013	Berkeley, Calif.	164	2022	$6.1 billion

Newly Public	Infleqtion	2007	Louisville, Colo.	250	February 2026	$3.2 billion
	Xanadu	2016	Toronto, Canada	264	March 2026	$8.3 billion
	Horizon Quantum	2018	Singapore	50+	March 2026	$616 million

Still to come	Pasqal	2019	Palaiseau, France	297	Expected in second half of 2026	$2 billion
	IQM	2018	Espoo, Finland	300+	Expected in second half of 2026	$1.8 billion
	Terra Quantum	2019	Saint Gallen, Switzerland	200	Expected sometime in 2026	$3.3 billion
	Seeqc	2019	Elmsford, N.Y.	42	Expected mid 2026	$1 billion
	Quantinuum	2021	Broomfield, Colo.	700	TBD	TBD

*	As of April 23, 2026

Source: The companies

Quantum companies IQM, Pasqal, Terra Quantum, Seeqc, and Quantinuum have all unveiled plans to go public this year, the majority through SPAC deals.

Also called a blank-check company, a SPAC, or special-purpose acquisition company, is a shell firm that lists publicly with the sole intent of merging with a private company to take it public. For companies looking to go public, they have become a way to get into the markets faster, with less scrutiny over metrics like revenue.

Quantum computing promises to leverage the principles of quantum physics to solve problems far beyond the capabilities of today’s best supercomputers, with applications across financial trading, drug development, shipping, logistics, internet delivery and aviation.

It has been in development for decades, both by pure-play quantum companies and tech giants like IBM, Google, Microsoft and Amazon. During that time, it’s been through periods of massive hype and disillusionment.

Recently, a renewed interest from the U.S. government and support and developments from the broader tech ecosystem have brought it back to the fore. Earlier this month, Nvidia launched a new family of open source quantum AI models designed to help researchers and enterprises build quantum processors.

“It definitely legitimizes the entire space when you have the world’s largest and arguably one of the most important companies dropping this,” Wedbush’s Legault said.

Quantum companies are also legitimizing themselves by continuing to execute on the technology development milestones in their public road maps, said John McPeake, senior research analyst at Rosenblatt Securities.

Many of those road maps put the era of so-called “fault tolerance,” when quantum machines can reliably run large-scale commercial applications, occurring by the end of the decade.

“So it’s not too far out. That’s what I think is driving the interest,” McPeake said.

Quantum companies say the massive economic boom fueled by the AI industry in recent years also provides a promising model for investors of what quantum could be—and right now could be the sweet spot in terms of getting in the door.

“You probably want to be in AI just before ChatGPT comes out. You don’t want to be 15 years early, but you don’t want to be 15 years late either,” said Joe Fitzsimons, founder and CEO of recently public Horizon Quantum.

Wasiq Bokhari, CEO of Pasqal, which plans to go public in the second half of 2026, agreed. “People are realizing that quantum computing is only a few years behind AI.”

He added, “We feel like it is a good time for us to be able to go out and tell our story.”

* * *

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, the committed convertible financing and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement entered into in connection to the business combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the business combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the business combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the business combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; the ability to achieve dual listing on Euronext N.V. Paris following the business combination; costs related to the business combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed business combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqal’s potential need for additional future financing prior to or after the business combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 with the SEC (the “Registration Statement”), which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Bleichroeder will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Bleichroeder as of a record date to be established for voting on the business combination. Shareholders of Bleichroeder will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement and the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.